March 14, 2014

Santander Holdings USA, Inc.
75 State Street
Boston, MA 02109

Dear Sirs/Madams:

We have audited the consolidated financial statements of Santander Holdings USA, Inc. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 14, 2014, which expresses an unqualified opinion. Note 7 to such consolidated financial statements contains a description of your adoption during the year ended December 31, 2013 of the change in the date of the annual goodwill impairment test. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ Deloitte & Touche LLP